H.B. 3/9/06

3/10

06003767

SEC [...] MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31336

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL DESIGNS CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 W. BASELINE RD., #10
(No. and Street)

CLAREMONT (City) CA (State) 91711 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SEAN BILECKI (909)626-1642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIFFITH, PETER SCOTT
(Name – *if individual, state last, first, middle name*)

41 E. FOOTHILL BLVD., #204 (Address) ARCADIA (City) CA (State) 91006 (Zip Code)

PROCESSED
APR 10 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED FEB 2 ? 2006 WASH. D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/7/06

OATH OR AFFIRMATION

I, SEAN BILECKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL DESIGNS CORPORATION, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P., CHIEF FINANCIAL OFFICER

Title

Notary Public

MARIA MORTON
Commission # 1632359
Notary Public - California
Los Angeles County
My Comm. Expires Jan 17, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER S. GRIFFITH
CERTIFIED PUBLIC ACCOUNTANT
41 E. FOOTHILL BLVD. SUITE 204
ARCADIA, CA 91006
Phone (626) 447-5550
Fax (626) 447-1223
e-mail: pete@petersgriffithcpa.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Financial Designs Corporation

I have audited the accompanying Balance Sheet of Financial Designs Corporation as of December 31, 2005, and the related Profit & Loss Statement, the Statement of Retained Earnings, the Statement of Cash Flows and the Statement of Changes in Stockholder's Equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, in a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Designs Corporation as of December 31, 2005 and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Peter S. Griffith
Certified Public Accountant

January 30, 2006

Financial Designs Corporation
Balance Sheet
As of December 31, 2005

	Dec 31, 05
ASSETS	
Current Assets	
Checking/Savings	
1000 · Cash	19,555.62
1001 · Checking Account	16,740.39
1002 · Checking Acct - MDP	5,479.56
1003 · Checking Acct - Payroll	99,616.51
1004 · Checking Acct - Citibank	7,082.92
1050 · Franklin Money Fund	577.54
1060 · Fidelity Money Market	1,236.01
Total Checking/Savings	150,288.55
Other Current Assets	
1100 · Commissions Receivable	480.00
1120 · Larkin Account	34,128.91
1125 · Bender Funds	7,942.68
1150 · Officer Loan	20,000.00
Total Other Current Assets	62,551.59
Total Current Assets	212,840.14
Fixed Assets	
1300 · Computer	69,169.21
1305 · Chairs	5,205.33
1310 · Copier & Stand	3,548.00
1320 · Telephone Equipment	4,936.00
1330 · Air Conditioner	2,707.00
1340 · File Cabinets	13,106.00
1350 · Security System	3,420.00
1360 · Paper Shredder	1,507.00
1370 · Xerox Copier	6,111.00
1380 · Office Equipment	13,939.19
1500 · Accumulated Depreciation	-114,657.00
Total Fixed Assets	8,991.73
TOTAL ASSETS	**221,831.87**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2000 · Clearing Charges	457.56
2030 · Miscellaneous Liabilities	700.00
2050 · Employee Bonuses	16,948.00
2100 · Income Taxes	
2101 · Federal	859.00
Total 2100 · Income Taxes	859.00
2105 · Dividend Payable	1,200.00
Total Other Current Liabilities	20,164.56
Total Current Liabilities	20,164.56
Total Liabilities	20,164.56
Equity	
3000 · Common Stock	3,000.00
3005 · Dividend	-1,200.00
3010 · Unrealized Capital Losses	-9,635.72
3900 · Retained Earnings	208,442.14
Net Income	1,060.89
Total Equity	201,667.31
TOTAL LIABILITIES & EQUITY	**221,831.87**

11:57 AM
01/31/06
Accrual Basis

Financial Designs Corporation
Profit & Loss
January through December 2005

		Jan - Dec 05
Ordinary Income/Expense		
Income		
4000 · Commission Income		14,078.77
4010 · Fees & Reimbursements		1,088,091.79
4020 · Interest & Dividends		5,559.27
4040 · Trail Commissions		39,346.82
4060 · Tax Preparation		20,330.00
Total Income		1,167,406.65
Expense		
6010 · Asset Allocation Fees		9,318.00
6015 · Bonuses		16,948.00
6020 · Clearing Charges Fees		6,794.69
6040 · Commissions		46,404.40
6055 · Computer Consulting		912.50
6060 · Depreciation		6,555.00
6080 · Employment Taxes		43,771.04
6110 · Fees		3,424.86
6115 · Financial Planning Fees		2,250.00
6120 · Insurance		15,164.78
6130 · Lease - Equipment		79,584.00
6140 · Lease - Office		42,116.00
6160 · Medical Reimbursement		47,990.26
6165 · Medical Insurance		19,635.35
6170 · Office Supplies & Expense		83,184.26
6180 · Regulatory Fees		6,374.97
6190 · Retainer Fees & Costs		567.80
6193 · Retirement Plan		4,036.00
6195 · RIA Fees		1,412.60
6200 · Salaries		
6201 · Officer	319,000.00	
6202 · Other	381,775.42	
Total 6200 · Salaries		700,775.42
6210 · Seminars		3,141.90
6220 · Taxes		
6221 · Nondeductible Penalties	8.00	
Total 6220 · Taxes		8.00
6230 · Tax Processing		6,198.00
6235 · Tax & Accounting Fees		2,075.00
6240 · Telephone & Utilities		16,051.93
Total Expense		1,164,694.76
Net Ordinary Income		2,711.89
Other Income/Expense		
Other Expense		
7000 · Provision for Income Taxes		
7010 · Federal	851.00	
7020 · State	800.00	
Total 7000 · Provision for Income Taxes		1,651.00
9000 · Miscellaneous		0.00
Total Other Expense		1,651.00
Net Other Income		-1,651.00
Net Income		1,060.89

FINANCIAL DESIGNS CORPORATION

STATEMENT OF RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2005

Retained Earnings, December 31, 2004	$	202,617
Net Income (Loss) 2005	$	1,060
Dividends	$	(1,200)
Increase In Unrealized Capital Losses	$	(3,810)
Retained Earnings, December 31, 2005	$	198,667

Financial Designs Corporation
Statement of Cash Flows
January through December 2005

	Jan - Dec 05
OPERATING ACTIVITIES	
Net Income	1,060.89
Adjustments to reconcile Net Income to net cash provided by operations:	
1100 · Commissions Receivable	60.00
1120 · Larkin Account	4,161.49
1125 · Bender Funds	-330.83
1150 · Officer Loan	40,000.00
2000 · Clearing Charges	-114.10
2030 · Miscellaneous Liabilities	-3,210.00
2050 · Employee Bonuses	-180.00
2100 · Income Taxes:2101 · Federal	671.00
2105 · Dividend Payable	200.00
Net cash provided by Operating Activities	42,318.45
INVESTING ACTIVITIES	
1300 · Computer	-2,800.21
1500 · Accumulated Depreciation	6,555.00
Net cash provided by Investing Activities	3,754.79
FINANCING ACTIVITIES	
3005 · Dividend	-200.00
3010 · Unrealized Capital Losses	-3,810.17
3900 · Retained Earnings	-1,000.00
Net cash provided by Financing Activities	-5,010.17
Net cash increase for period	41,063.07
Cash at beginning of period	109,225.48
Cash at end of period	**150,288.55**

FINANCIAL DESIGNS CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

December 31, 2005

Stockholders Equity		
Common Stock	$ 3,000	
Retained Earnings	$ 202,617	
Total Stockholders' Equity (12/31/2004)		$ 205,617
Stockholders' Equity		
Common Stock	$ 3,000	
Retained Earnings	$ 198,667	
Total Stockholders' Equity (12/31/04)		$ 201,667
CHANGE IN STOCKHOLDERS' EQUITY		$ (3,950)

I have examined the financial statements of Financial Designs Corporation as of December 31, 2005, and determined that the above information is correct.

Peter S. Griffith
Certified Public Accountant

January 30, 2006

FINANCIAL DESIGNS CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. Principles of Accounting

The financial statement of Financial Designs Corporation are prepared on the accrual basis of accounting. No material inadequacies have been found to exist.

2. Income Taxes

The corporation provides for income taxes utilizing the accrual method of accounting.

3. Common Stock

Shares Authorized:	10,000
Issued & Outstanding:	1,000
Par Value	$ 3.00

4. Equipment

The company depreciated its fixed assets for financial accounting purposes on the straight line method.

See accompanying accountant's report.

PETER S. GRIFFITH
CERTIFIED PUBLIC ACCOUNTANT
41 E. FOOTHILL BLVD. SUITE 204
ARCADIA, CA 91006
Phone (626) 447-5550
Fax (626) 447-1223
e-mail: pete@petersgriffithcpa.com

FINANCIAL DESIGNS CORPORATION
Report Regarding Material Inadequacies

I have examined the financial statements of Financial Designs Corporation as of December 31, 2005. My Accountants Report was dated January 30, 2006.

Pursuant to Rule 17a-5(d)(i), no material inadequacies were found to exist since my last audit of February 13, 2005.

My audit was made in accordance with generally accepted auditing standards and included a review of the books, records, accounting systems, bank statements, mutual fund statements, general ledger, blotter, products sales ledger, internal accounting controls, and procedures for safeguarding securities. I reviewed the Statement of Financial Position, the Statement of Operations, the Statement of Cash Flow, the Statement of Changes in Stockholders' Equity, the Computation of Net Capital. The scope of the audit and review of the accounting system were sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed.

In addition, the audit included reviews of the practices and procedures followed by the client:

1. in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. in filing the various Focus Reports;
3. in monitoring insider trading and suspicious trades.

Peter S. Griffith
Certified Public Accountant

January 30, 2006

PETER S. GRIFFITH
CERTIFIED PUBLIC ACCOUNTANT
41 E. FOOTHILL BLVD. SUITE 204
ARCADIA, CA 91006
Phone (626) 447-5550
Fax (626) 447-1223
e-mail: pete@petersgriffithcpa.com

I have examined the financial statements of Financial Designs Corporation as of December 31, 2005. My Accountants Report was dated January 30, 2006.

Pursuant to Rule 17a-5 (d) (i), no material inadequacies were found to exist since my last audit of February 13, 2005.

Peter S. Griffith
Certified Public Accountant

January 30, 2006

PETER S. GRIFFITH
CERTIFIED PUBLIC ACCOUNTANT
41 E. FOOTHILL BLVD. SUITE 204
ARCADIA, CA 91006
Phone (626) 447-5550
Fax (626) 447-1223
e-mail: pete@petersgriffithcpa.com

To: Securities and Exchange Commission
NASD, Inc.

Enclosed is a computation of Net Capital under SEC Rule 15c 3-1. In my annual audited report (Form x-17a-5) for fiscal year ending December 31, 2005, I found no major differences between my computation of net capital and Financial Designs Corporations' computation of net capital as determined on the Focus 2A report filed for fiscal year ending December 31, 2005.

Very best regards,

Peter S. Griffith
Certified Public Accountant

January 30, 2006

FINANCIAL DESIGNS CORPORATION

COMPUTATION OF NET CAPITAL

December 31, 2005

Computation of Net Capital				
Ownership equity per audit			$	201,667
Modifications				
Net fixed assets				(8,992)
Accrued Income Taxes				859
Ownership equity per Focus IIA			$	193,534
Nonallowable assets				
Officer loan			$	(20,000)
Net capital before haircuts on securities positions			$	173,534
Haircuts				
Pilgrim Prime Rate $33,633 x 15% =	$	5,045		
Emmett Larkin MM $250 x 2% =		5		
Franklin Money Fund $578 x 2% =		12		
Fidelity Prime Fund $1,236 x 2% =		25		
Bender Growth Fund $7,943 x 15% =		1,191		
				(6,278)
Net Capital			$	167,256

COMPUTATION OF BASIS NET CAPITAL EQUIPMENT

Minimum net capital requirement	$	50,000
Excess net capital	$	117,256
Excess net capital at 1000%	$	165,240
Total A.I. Liabilities from Statement of Financial Condition	$	20,165
Total aggregate indebtedness	$	20,165
Percentage of aggregate indebtedness to net capital		12.2%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

There are no material differences in this computation and the unaudited Focus IIA report.

PETER S. GRIFFITH
CERTIFIED PUBLIC ACCOUNTANT
41 E. FOOTHILL BLVD. SUITE 204
ARCADIA, CA 91006
Phone (626) 447-5550
Fax (626) 447-1223
e-mail: pete@petersgriffithcpa.com

January 30, 2006

To: Securities and Exchange Commission
NASD, Inc.

Financial Designs Corporation is a fully disclosed Broker/Dealer. Their clearing broker is Emmett A. Larkin Co., Inc.

Financial Designs Corporation does not carry customer accounts or hold customer funds, and does not perform custodial functions relating to customer securities. Financial Designs Corporation claims exemption from the requirements of Rule 15c3-3 pursuant to (k)(2)(ii).

Very best regards,

Peter S. Griffith
Certified Public Accountant